UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

PowerFleet, Inc.
(Name of the Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

73931J109
(CUSIP Number)

Kostas Sofronas ABRY Senior Equity Holdings V, LLC C/O ABRY Partners II, LLC 888 Boylston Street, Suite 1600 Boston, MA 02199 Telephone: (617) 859-2959	Steven E. Siesser, Esq. Brooke A. Gillar, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 Telephone: (212) 262-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73931J109

1	NAME OF REPORTING PERSONS ABRY Senior Equity Holdings V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,204,984*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,204,984*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,204,984*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.49%*†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*As of March 31, 2023 (the “Event Date”), ABRY Senior Equity Holdings V, LLC (“ASEH”) may be deemed to beneficially own an aggregate of 8,204,984 shares of common stock, par value $0.01 per share (the “Common Stock”), of PowerFleet, Inc. (the “Issuer”) that would be currently issuable upon the conversion of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”) held by ABRY Senior Equity V, L.P. (“ASE”) and ABRY Senior Equity Co-Investment Fund V, L.P. (“ASECF”). As of the Event Date, ASE held Preferred Stock convertible into 6,885,623 shares of Common Stock and ASECF held Preferred Stock convertible into 1,319,361 shares of Common Stock. ABRY Senior Equity Investors V, L.P. (“ASEI”) is the general partner of ASE. ABRY Senior Equity Co-Investment GP V, LLC (“ASECI”) is the general partner of ASECF. ASEH is the general partner of ASEI and is the sole member of ASECI. By virtue of such relationships, ASEH may be deemed to have voting and investment power with respect to the securities held by ASE and ASECF and as a result may be deemed to have beneficial ownership over such securities. Currently Medhini Srinivasan (“Srinvasan”), a Principal at ABRY Partners II, LLC (“ABRY Partners”), an affiliate of ASEH, and Anders Bjork (“Bjork”), a Partner of ABRY Partners, serve on the Issuer’s board of directors. Each of Srinivasan and Bjork has no control or voting power over the securities held by ASE and ASECF. ASEH, Srinivasan and Bjork each disclaim beneficial ownership of the Common Stock held by ASE and ASECF reported herein except to the extent of their pecuniary interest therein, if any. As of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”), ASEH may be deemed to beneficially own 18.49% of the Common Stock deemed issued and outstanding.

† This foregoing beneficial ownership is calculated based upon 36,170,299 shares of Common Stock outstanding of the Issuer as of March 28, 2023, based on information disclosed by the Issuer in the Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 31, 2023, and includes 8,204,984 shares of Common Stock issuable upon the conversion of the Preferred Stock held by ASEH.

CUSIP No. 73931J109

1	NAME OF REPORTING PERSONS ABRY Senior Equity V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,885,623*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,885,623*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,885,623*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.99%*†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* As of the Event Date, ASE holds Preferred Stock convertible into 6,885,623 shares Common Stock of the Issuer. As of the Event Date, for purposes of Rule 13d-3 under the Act, ASE may be deemed to beneficially own 15.99% of the Common Stock deemed issued and outstanding.

† This foregoing beneficial ownership is calculated based upon 36,170,299 shares of Common Stock outstanding of the Issuer as of March 28, 2023, based on information disclosed by the Issuer in the Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 31, 2023, and includes 6,885,623 shares of Common Stock issuable upon the conversion of the Preferred Stock held by ASE.

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed on behalf of (i) ABRY Senior Equity V, L.P., a Delaware limited partnership (“ASE” and together with ASEH, the “Reporting Persons”), and (ii) ABRY Senior Equity Holdings V, LLC, a Delaware limited liability company (“ASEH”), with the Securities and Exchange Commission (the “SEC”) on October 3, 2019, as amended on January 9, 2020, as further amended on May, 20, 2020 and on February 11, 2021 (as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 4 does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

(a) — (b)

As of the date of this filing, ASE, a limited partnership organized under the laws of Delaware, holds 50,395.872 shares of Preferred Stock, which are currently convertible into 6,885,623 shares of Common Stock constituting approximately 15.99% of the issued and outstanding shares of Common Stock (including the Common Stock underlying the Preferred Stock held by ASE). ASEH is the general partner of ASEI, which in turn is the general partner of ASE pursuant to the terms of the limited partnership agreements of ASE and ASEI. As a result, ASEH has the power to direct the vote and disposition of the Common Stock held by ASE, and therefore may be deemed to beneficially own the Common Stock issuable upon conversion of the Preferred Stock held by ASE.

As of the date of this filing, ASECF, a limited partnership organized under the laws of Delaware, holds 9,656.401 shares of Preferred Stock, which are currently convertible into 1,319,361 shares of Common Stock constituting approximately 3.52% of the issued and outstanding shares of Common Stock (including the Common Stock underlying the Preferred Stock held by ASECF). ASEH is the sole member of ASECI pursuant to the terms of the limited liability company agreement of ASECI, which in turn is the general partner of ASECF pursuant to the terms of the limited partnership agreement of ASECF. As a result, ASEH has the power to direct the vote and disposition of the Common Stock held by ASECF, and therefore may be deemed to beneficially own the Common Stock issuable upon conversion of the Preferred Stock held by ASECF.

By virtue of such relationships, ASEH may be deemed to have voting and investment power with respect to the 8,204,984 shares of Common Stock of the Issuer that would be currently issuable upon the conversion of the Issuer’s Preferred Stock held by ASE and ASECF and as a result may be deemed to have beneficial ownership over such securities.

Currently Srinivasan and Bjork serve on the Issuer’s board of directors as Series A Directors. Each of Srinivasan and Bjork has no control or voting power over the securities held by ASE and ASECF. As of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ASEH may be deemed to beneficially own 18.49% of the Common Stock deemed issued and outstanding.

(c) Except as disclosed herein, the Reporting Persons have not effected any transactions during the past sixty (60) days in any securities of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

The following exhibits are incorporated into this Amendment No. 4:

Exhibit 1	Joint Filing Agreement, dated October 3, 2019, by and among ABRY Senior Equity Holdings V, LLC and ABRY Senior Equity V, L.P. (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 3, 2019).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 4, 2023

ABRY SENIOR EQUITY HOLDINGS V, LLC

By:	/s/ Jay M. Grossman
Name: Jay M. Grossman
Title: Manager

ABRY SENIOR EQUITY V, L.P.

By:	ABRY Senior Equity Investors V, L.P.
Its:	General Partner

By:	ABRY Senior Equity Holdings V, LLC
Its:	General Partner

By:	/s/ Jay M. Grossman
Name: Jay M. Grossman
Title: Manager

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated October 3, 2019, by and among ABRY Senior Equity Holdings V, LLC and ABRY Senior Equity V, L.P. (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 3, 2019).